SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, MD 20850
Attn: Weiguo Zhang
(301) 840-3888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beams Power Investment Limited - N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4 .	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 36,000,000
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 36,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.67% (1)
14.	TYPE OF REPORTING PERSON CO

(1)
Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of Synutra International, Inc. (the “Issuer”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2008.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liang Zhang - N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4 .	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 300
	8.	SHARED VOTING POWER 36,000,000
	9.	SOLE DISPOSITIVE POWER 300
	10.	SHARED DISPOSITIVE POWER 36,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,300 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.67% (3)
14.	TYPE OF REPORTING PERSON IN

(2)
Includes 36,000,000 shares owned by Beams Power Investment Limited, a British Virgin Islands company. Liang Zhang has dispositive and voting power of investments by Beams. Liang Zhang’s wife, Xiuqing Meng, is the sole shareholder and director of Beams.

(3)	Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiuqing Meng - N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4 .	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 36,000,000
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 36,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.67% (5)
14.	TYPE OF REPORTING PERSON IN

(4)
Includes 36,000,000 shares owned by Beams Power Investment Limited, a British Virgin Islands company. Liang Zhang has dispositive and voting power of investments by Beams. Xiuqing Meng, is the sole shareholder and director of Beams. Xiuqing Meng disclaims beneficial ownership of the shares held by Beams and Liang Zhang.

(5)	Based upon a total of 54,000,713 shares outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008.

This Amendment No. 2 (“Second Amendment”) amends the Schedule 13D filed with the Commission on July 25, 2005, as amended by Amendment No. 1 filed on January 11, 2008, (the “Initial Schedule 13D” and as amended by this amendment, this “Schedule 13D”) by Beams Power Investment Limited, a British Virgin Islands company (“Beams”) and Mr. Liang Zhang, a citizen of the People’s Republic of China. This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Synutra International, Inc., a Delaware corporation (the “Issuer”).

This Second Amendment is being filed because Beams entered into a Note Purchase Agreement, dated April 23, 2008 (the “Note Purchase Agreement”), with Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), pursuant to which Beams issued to WP IX a Senior Exchangeable Note, dated April 23, 2008, in the aggregate principal amount of U.S. $30,000,000, which is convertible into shares of Common Stock held by Beams (the “Note”). In addition, WP IX (as secured party and collateral agent) and Beams entered into a Share Pledge Agreement, dated April 23, 2008, pursuant to which Beams agreed to pledge a certain number of shares of Common Stock and other equity interests of the Issuer held by Beams as collateral for the loan covered by the Note (the “Share Pledge Agreement”). WP IX, Beams and the Issuer also entered into a Registration Rights Agreement, dated April 23, 2008, pursuant to which the Issuer agreed to register, under certain circumstances, the shares of Common Stock issued or issuable to WP IX pursuant to the Note Purchase Agreement, the Note and the Share Pledge Agreement (the “Additional Registration Rights Agreement”). In connection with the Additional Registration Rights Agreement, the Issuer, Beams, WP IX and ABN AMRO Bank, N.V., Hong Kong Branch (“ABN”) entered into a consent letter agreement, dated April 16, 2008 (the “Additional ABN Consent Letter”) pursuant to which ABN, among other things, consented to the Issuer entering into the Additional Registration Rights Agreement pursuant to a provision of the Registration Rights Agreement entered into between ABN and the Issuer, dated as of April 19, 2007 (the “ABN Registration Rights Agreement”), that prohibits the Issuer from entering into any agreement granting any holder or prospective holder of any securities of the Issuer registration rights with priority of inclusion rights superior to or pari passu with the rights granted to ABN under the ABN Registration Rights Agreement without prior written consent from ABN.

This Second Amendment is also being filed to further clarify the nature of Ms. Xiuqing Meng’s beneficial ownership of the Common Stock. Beams, Liang Zhang and Xiuqing Meng are collectively referred to in this Schedule 13D as the “Beams Reporting Persons.” The agreement among the Beams Reporting Persons to file this Second Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit 3.1 hereto.

Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings to such terms in the Initial Schedule 13D.

Item 2. Identity and Background

Item 2 is amended to add the following:

(a) Xiuqing Meng

(b) 103 Dong Lu Yuan, Tongzhou District, Beijing, People’s Republic of China, 101101

(c) Director of Beams

(d) During the last five years, Xiuqing Meng has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Xiuqing Meng was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. cannot

(f) Xiuqing Meng is a citizen of the People’s Republic of China.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The table below sets forth, as of April 30, 2008, the shares of the Issuer’s Common Stock deemed to be beneficially owned by the Beams Reporting Persons. The percentages set forth in the table below are based on 54,000,713 shares of the Issuer’s Common Stock outstanding as of January 26, 2008, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on February 12, 2008.

Name	Number of Shares	Approximate Percentage of Issuer’s Outstanding Common Stock
Beams Power Investment Limited	36,000,000	66.67%
Liang Zhang	36,000,300	66.67%
Xiuqing Meng	-0-	0%

Due to their respective relationships with Beams and each other, the Beams Reporting Persons may be deemed to beneficially own, in the aggregate, 36,000,300 shares of the Common Stock, which represents 66.67% of the outstanding shares of the Issuer's Common Stock. Of the 36,000,300 shares of Common Stock beneficially owned by Liang Zhang, 36,000,000 are held indirectly through Beams. Xiuqing Meng disclaims beneficial ownership of the Common Stock held by Beams and Liang Zhang. Beams disclaims beneficial ownership of the Common Stock held by Liang Zhang.

(b) Liang Zhang has dispositive and voting power over the Common Stock held by Beams. Liang Zhang’s wife, Xiuqing Meng, is the sole shareholder and director of Beams, and as such may be deemed to have shared dispositive and voting power over the Common Stock held by Beams. Xiuqing Meng disclaims beneficial ownership of the Common Stock held by Liang Zhang and Beams.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

“In addition to any contracts, arrangements, understandings or relationships described in Item 4 above, on April 23, 2008, Beams and WP IX entered into the Note Purchase Agreement, pursuant to which Beams sold and issued the Note in the aggregate principal amount of U.S. $30,000,000 to WP IX. A copy of the Note Purchase Agreement is attached as Exhibit 3.2 and incorporated herein by reference, a copy of the Note is attached as Exhibit 3.3 and incorporated herein by reference, a copy of the Share Pledge Agreement is attached as Exhibit 3.4 and incorporated herein by reference, a copy of the Additional Registration Statement is attached as Exhibit 3.5 and incorporated herein by reference and a copy of the Additional ABN Consent Letter is attached as Exhibit 3.6 and incorporated herein by reference. Set forth below is a summary of the material terms of the Note Purchase Agreement, the Note, the Share Pledge Agreement, the Additional Registration Rights Agreement and the Additional ABN Consent Letter.

Because the Note has a conversion price which cannot be determined as of the date hereof and is not currently convertible into shares of Common Stock held by Beams, WP IX does not have beneficial ownership of the shares of Common Stock underlying the Note as of the date hereof for purposes of Section 13 of the Exchange Act.

Terms of the Note Purchase Agreement

Pursuant to the Note Purchase Agreement, WP IX purchased from Beams, and Beams sold and issued to WP IX, a convertible note in the aggregate principal amount of U.S. $30,000,000. Beams has agreed to use its commercially reasonable efforts to cause the Issuer to, among other things, (i) file reports required to be filed by the Issuer with the SEC under the Securities Exchange Act of 1934, as amended, and (ii) maintain listing of the shares issued or issuable to WP IX under the terms of the Note Purchase Agreement, the Note and the Share Pledge Agreement; and WP IX agreed to enter into a lock-up agreement with respect to the shares issuable under the Note under certain circumstances.

The foregoing description of the terms of the Note Purchase Agreement is qualified in its entirety by reference to the copy of the Note Purchase Agreement, filed with this report as Exhibit 3.2, incorporated herein by reference.

Terms of the Note

Pursuant to the Note, Beams promised to pay WP IX an aggregate principal amount of U.S. $30,000,000 plus any accrued premium and accrued late charges. The Note will mature on April 23, 2011, subject to limited extension upon the occurrence of certain events set forth in the Note. The Note will accrue a premium equal to an amount necessary to produce an annual return of 25%, compounded annually, on the principal amount, accrued daily from April 23, 2008 until the maturity of the Note or such earlier date that the outstanding principal under the Note is due and payable. In addition, at any time after the earlier to occur of the completion of an underwritten public offering of the Issuer in which at least a specified percentage of shares are issued, or October 31, 2008, until the close of business on the maturity date, WP IX may convert the outstanding principal under the Note into shares of Common Stock held by Beams at a conversion price set forth in the Note (the “Convertible Shares”). Pursuant to the Note, the conversion price will neither be less than U.S. $30.00 per share nor more than U.S. $40.00, in each case subject to adjustment for stock dividends, stock splits, rights issuances and certain other events relating to the Common Stock. In addition, upon an event of default under the terms of the Note or certain corporate transactions of the Issuer or Beams, WP IX will have the right to require Beams to redeem all or any portion of the Note.

The foregoing description of the terms of the Note is qualified in its entirety by reference to the copy of the Note, filed with this report as Exhibit 3.3, incorporated herein by reference.

Terms of the Share Pledge Agreement

Pursuant to the Share Pledge Agreement, Beams has agreed to pledge an aggregate of 5,967,000 shares of Common Stock (the “Pledged Shares”) as initial collateral for the loan evidenced by the Note and any additional obligations owing by Beams to WP IX under the Note Purchase Agreement, the Note and the other transaction documents that are incurred prior to the cancellation of the Note. In the event of a partial conversion of the Note, the Pledged Shares may be reduced or removed from the pledged collateral. In addition, the number of shares of Common Stock included in the pledged collateral is subject to adjustment on each April 30th and October 31st during the term of the Note depending on the then market value of the Pledged Shares, in accordance with the formulas set forth in the Share Pledge Agreement. The Share Pledge Agreement shall terminate upon the cancellation of the Note.

The foregoing description of the terms of the Share Pledge Agreement is qualified in its entirety by reference to the copy of the Share Pledge Agreement, filed with this report as Exhibit 3.4, incorporated herein by reference.

Terms of the Additional Registration Rights Agreement

Pursuant to the Additional Registration Rights Agreement, the Issuer has agreed, (i) as soon as practicable after Beams receives notice from WP IX demanding Beams to convert any portion of the Note into Convertible Shares, to file with the Commission a registration statement for the resale of the Convertible Shares and the Pledged Shares (collectively, the “Registrable Securities”), to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, and to maintain the effectiveness of the registration statement until the earlier of (A) the date on which all Registrable Securities have been sold pursuant to the registration statement, (B) the date on which all Registrable Securities have been sold under Rule 144 under the Securities Act of 1933, as amended, (C) if the Note has been cancelled in accordance with the terms thereof, the date that all Registrable Securities held of record by WP IX or its permitted assignees or transferees have been sold pursuant to the registration statement or pursuant to Rule 144, or (D) the passage of four years from April 23, 2008, and (ii) to grant WP IX or its permitted assignees or transferees the right to two demand registrations and unlimited piggyback registrations, subject to certain conditions; provided that in each case, Beams will pay all expenses associated with each registration.

The foregoing description of the terms of the Additional Registration Rights Agreement is qualified in its entirety by reference to the copy of the Additional Registration Rights Agreement filed with this report as Exhibit 3.5, incorporated herein by reference.

Terms of the Additional ABN Consent Letter

Pursuant to the Additional ABN Consent Letter, to permit the Issuer to grant WP IX certain rights under the Additional Registration Rights Agreement, ABN among other things, consented to the Issuer entering into the Additional Registration Rights Agreement pursuant to a provision of the ABN Registration Rights Agreement, that requires the Issuer to obtain ABN’s written consent prior to entering into any agreement granting any holder or prospective holder of any securities of the Issuer registration rights with priority of inclusion rights superior to or pari passu with the rights granted to ABN under the ABN Registration Rights Agreement without prior written consent from ABN.

The foregoing description of the terms of the Additional ABN Consent Letter is qualified in its entirety by reference to the copy of the Additional ABN Consent Letter filed with this report as Exhibit 3.6, incorporated herein by reference.

Additional Disclosure

Except as described in the the Registration Rights Agreement, the ABN Consent Letter, the Note Purchase Agreement, the Note, the Share Pledge Agreement, the Additional Registration Rights Agreement and the Additional ABN Consent Letter and as otherwise set forth in this Schedule 13D, no Beams Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Amended Schedule 13D is hereby amended and supplemented by adding the following exhibits thereto:

“Exhibit 3.1:	Joint Filing Agreement, dated April 30, 2008, by and among Beams Power Investment Limited, Mr. Liang Zhang and Ms. Xiuqing Meng, relating to the filing of a joint statement on Schedule 13D/A.

Exhibit 3.2:	Note Purchase Agreement, dated April 23, 2008, by and between Beams Power Investment Limited and Warburg Pincus Private Equity IX, L.P.

Exhibit 3.3:	Senior Exchangeable Note, dated April 23, 2008, issued by Beams Power Investment Limited to Warburg Pincus Private Equity IX, L.P., in the aggregate principal amount of U.S. $30,000,000.

Exhibit 3.4:
Share Pledge Agreement, dated April 23, 2008, by and among Beams Power Investment Limited, Warburg Pincus Private Equity IX, L.P. (as secured party) and Warburg Pincus Private Equity IX, L.P. (as collateral agent).

Exhibit 3.5:
Additional Registration Rights Agreement, dated April 23, 2008, by and among Synutra International, Inc., Beams Power Investment Limited and Warburg Pincus Private Equity IX, L.P. (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 24, 2008, and incorporated herein by reference).

Exhibit 3.6:
Additional ABN Consent Letter Agreement, dated April 16, 2008, by and among Synutra International, Inc., Beams Power Investment Limited, ABN AMRO Bank N.V., Hong Kong Branch and Warburg Pincus Private Equity IX, L.P.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 30, 2008

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director

/s/ Liang Zhang
Liang Zhang

/s/ Xiuqing Meng
Xiuqing Meng